UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of February 2013.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant's name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. Nidec Establishes New Sales Foothold Targeting Japanese and South Korean Industrial Applications Markets

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2013
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on February 20, 2013, in Kyoto, Japan

Nidec Establishes New Sales Foothold Targeting Japanese and South Korean Industrial Applications Markets

Nidec Corporation (NYSE: NJ) (the “Company”) today announced that it has established a new  sales office named NIDEC ASI JAPAN CORPORATION in Tokyo, Japan, to increase brand exposure for NIDEC ASI S.p.A. and expand its sales in the Japanese and South Korean industrial applications markets.

1. Purpose of Establishment

As part of the Company’s efforts to bolster its industrial equipment business, the new sales office is responsible for creating new revenue streams from the Japanese and South Korean industrial applications markets through sales of broad-ranging industrial motors and systems manufactured by NIDEC ASI S.p.A., the Company’s Milan-based subsidiary formerly known as Ansaldo Sistemi Industriali S.p.A.

The Company expects that the new sales office’s marketing initiatives and technical support capabilities will help NIDEC ASI S.p.A. to develop a strong customer base in Japan and South Korea by taking full advantage of its core competencies in medium- and large-sized industrial motors, power generators, low and medium voltage drives, and industrial automation and control systems used in the metal, power generation (renewable energy), marine, oil and gas industry sectors.

2. Outline of New Sales Office

(1) Name:	NIDEC ASI JAPAN CORPORATION
(2) Address:	F4, Nidec Tokyo Bldg. (North Bldg.), 1-20-13 Osaki, Shinagawa-ku, Tokyo 141-0032, Japan Tel: +81-3-5437-3221 Fax: +81-3-5437-3227
(3) Established:	February 20, 2013
(4) Capital:	9,000,000 yen (wholly-owned by Nidec Motor Holdings Corporation)
(5) Officers:

Representative Director and President: Masahiro Hishida (Director and First Senior Vice President, Nidec Techno Motor Corporation)

Director and Chairman: Claudio Gemme (CEO, NIDEC ASI S.p.A.)

Director: Giuseppe D’Amico (Executive Vice President of Sales and Marketing, Nidec ASI S.p.A.)

(6) Resident:	Managing officer: Vice President: Andrea Iuretig (General Manager, Japan and South Korea)
(7) Business:	Sale of mid- and large-size industrial motors; power generators; low and medium voltage drives; industrial control and automation systems in metal, power generation (renewable energy), etc.
(8) Major products:	Low voltage driver
AC induction motor/power generator
DC motor/power generator
AC/DC thyristor power converter
(9) NIDEC ASI S.p.A. Website:	http://www.nidec-asi.com/english/index.php

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